

Mail Stop 7010

January 29, 2009

Via U.S. mail and facsimile@ (225) 925-5625

J. M. Bernhard, Jr., Chairman, President and Chief Executive Officer
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, Louisiana 70809

      RE: **The Shaw Group Inc.**
             Form 10-K for the Fiscal Year August 31, 2008
             Filed on: October 31, 2008
             File No.: 001-12227

             Definite Proxy Statement on Schedule 14A
             Filed on: December 24, 2008
             File No.: 001-12227

Dear Mr. Bernhard, Jr.:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. These revisions should be included in your future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 1
Reportable Segments, page 3

>F&M Segment, page 9
>Manufacturing and Distribution, page 9

1. We note your disclosure regarding the inventory levels. In future filings please consider expanding your disclosure regarding your industry practices related to the working capital items. See Item 101(c)(1)(vi) of Regulation S-K.

Certification, page 15

2. In future filings please exclude the titles of your officers from the introductory paragraph of your 302 Certifications. Please address this comment also in your future quarterly reports. See Item 601(b)(31) of Regulation S-K.

Definite Proxy Statement on Schedule 14A

Executive Compensation, page 30
Compensation Discussion and Analysis, page 30

Annual Cash Incentive Compensation, page 37

3. You disclose that half of the annual cash incentive bonus is determined upon subjective and discretionary factors as recommend by the CEO. In future filings please clarify who makes that recommendation with respect to the CEO's award.

Fiscal Year 2009 Target Total Direct Compensation Table, page 43
Fiscal Year 2009 Target Annual Cash Incentive Compensation for our Named Executive Officers, page 45

4. In the first paragraph on page 46, we note that for competitive reasons you do not disclose your financial performance targets. Based on your disclosures, these targets seem material in determining the amount of compensation paid to the named executive officers and should be disclosed. Please provide us with your analysis as to why disclosure of the particular targets would be likely to cause you substantial competitive harm. Please see Instruction 4 to Item 402(b) of Regulation S-K dealing with the standard used for determining whether disclosure would cause you competitive harm. For additional guidance, please refer to Section 118, Q&A #118.04 of Regulation S-K Compliance and Disclosure Interpretations found in the Division of Corporation Finance page of our website, at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Potential Payments Upon Termination or a Change in Control, page 65

5. In future filings, please describe and explain how the appropriate payment and benefit levels, such as the multiples of pay, are determined under the various circumstances that trigger payments or provision of benefits under termination and/or change of control arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. J. M. Bernhard, Jr.
The Shaw Group Inc.
January 29, 2009
Page 4

       Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369, or in her absence, the undersigned at (202) 551-3760, if you have any questions.

       Sincerely,

       Pamela A. Long
       Assistant Director